

January 3, 2022

Ted Gardner
Chairman of the Board of Directors
CSI Compressco LP
24955 Interstate 45 North
The Woodlands, Texas 77380

>   **Re: CSI Compressco LP**
>   **Registration Statement on Form S-3**
>   **Filed December 23, 2021**
>   **File No. 333-261870**

Dear Mr. Gardner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Raleigh Wolfe